Exhibit 99.3

Total, ParisTech and Ecole Polytechnique Introduce the Renewable Energy

Science & Technology Master II, an International Cutting-Edge Degree Program

Paris, October 11, 2011 - Total, ParisTech and Ecole Polytechnique are introducing the Renewable Energy Science & Technology Master II postgraduate degree program in fall 2011, with the backing of French electric utility EDF, PSA Peugeot Citroën, Saint-Gobain and Schneider Electric.

Offering best-in-class instruction and coordinated by Ecole Polytechnique engineering school, the degree program is open to engineering, mechanics and physics graduates from the world’s leading universities. Around 40 students a year will further their education in the areas of renewable energy production, storage and distribution for careers in industry and research.

Built around major renewable energy disciplines — photovoltaics and wind and water energy, grids and storage solutions — the program leverages the academic excellence of ten ParisTech schools1 and the expertise of internationally respected business partners.

“ParisTech is contributing the skills of its top lecturers and experts to this cutting edge program, as well as world-class research laboratories,” says Cyrille van Effenterre, President of ParisTech. “To more effectively meet the needs of industry and the social challenges associated with energy issues, ParisTech has brought in internationally renowned businesses as partners.”

“Through our participation in this program, Total is helping the world prepare for the future, by producing qualified experts capable of adapting to new energy and environmental issues,” says Philippe Boisseau, President of Gas & Power at Total. “Our leading edge expertise in renewable energy, our international reach and our in-depth involvement in the program, combined with the strong support of the other businesses involved, offer graduates a multitude of career opportunities in both the academic world and in industry.”

With an assertively international outlook, “Renewable Energy Science & Technology” is one of the Master degree programs selected by the KIC2 InnoEnergy alliance, an EU initiative to promote innovation and entrepreneurship in Europe. As such, graduates will benefit by earning a European diploma. Several Chinese students from the China-EU Institute for Clean and Renewable Energy (ICARE) will also enroll in the program to earn double master’s degrees.

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[1]	Agro ParisTech, Arts et Métiers ParisTech, Chimie ParisTech, Ecole des Ponts ParisTech, Ecole Polytechnique, ENSTA ParisTech, ESPCI ParisTech, HEC Paris, Mines ParisTech, Telecom ParisTech
[2]	Knowledge and Innovation Community

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.

As an energy producer and provider, Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group is one of the leaders in the Solar Industry. Total is notably investing and actively taking part in a number of renewable R&D projects, such as solar and biofuels.

For more information, visit www.total.com

About ParisTech

The Paris Institute of Science and Technology, or ParisTech, is a center for research and higher education that was created as a legal entity in 2007.

Comprised of 12 founding member schools that cover the full spectrum of science, technology and management, ParisTech is a world-class university.

Its uniquely cross-disciplinary nature enables it to develop major projects with academic, research and business partners.

ParisTech also has a strong international presence thanks to 57 exchange and recruitment agreements with schools and universities worldwide.

For more information, visit www.paristech.fr

About the École Polytechnique

Widely internationalized (30% of the student body, 23% of faculty members), École Polytechnique combines research, education and innovation at the highest scientific and technological level. Its three degree programs – ingénieur polytechnicien, Master’s and PhD – are highly selective and promote a culture of excellence with a strong emphasis on science, combined with humanist traditions.

École Polytechnique educates responsible men and women who are prepared to lead complex and innovative activities which respond to the challenges of 21st century society. With its 22 laboratories, all joint research facilities with the National Center for Scientific Research (CNRS), the École Polytechnique Research Center works to expand the frontiers of knowledge in the major interdisciplinary issues facing science, technology and society.

As a ParisTech member institute, École Polytechnique is also one of the driving forces behind the Paris Saclay Campus project, along with its 22 academic and scientific partners.

www.polytechnique.edu

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Media Contacts:

Total: Frédéric Texier - +33 1 47 44 38 16 - frederic.texier@total.com

ParisTech: Jacques Bringuez - +33 1 71 93 65 07 - jacques.bringuez@paristech.fr

Ecole Polytechnique: Nathalie Litwin - +33 1 69 33 38 93 - nathalie.litwin@polytechnique.edu